SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        ACCEL International Corporation
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                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
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                        (Title of Class of Securities)

                                  004299 10 3
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                                (CUSIP Number)

                            William H. Cuddy, Esq.
                              Day, Berry & Howard
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 24, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 8 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3                                          Page 2 of 8

  1    NAME OF REPORTING PERSONS
       IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       David T. Chase

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                              (b) /X/
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

                              7    SOLE VOTING POWER
                                   1,006,500 shares, to the extent that the
          NUMBER OF                reporting person has been temporarily
                                   transferred voting power over
           SHARES                  1,000,000 of such shares

        BENEFICIALLY          8    SHARED VOTING POWER
                                   0 shares
        OWNED BY EACH
                              9    SOLE DISPOSITIVE POWER
          REPORTING                1,006,500 shares, to the extent that the
                                   reporting person has been temporarily
           PERSON                  transferred dispositive power over
                                   1,000,000 such shares
            WITH
                              10   SHARED DISPOSITIVE POWER
                                   3,000,648 shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,007,148 shares, to the extent that the reporting person has been temporarily transferred dispositive power and voting power over 1,000,000 such shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       46.4% (see Row 11, above)

14     TYPE OF REPORTING PERSON*
       IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part his Statement on Schedule 13D dated November 20, 1997 (the "Initial Schedule 13D"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 24, 1997, the reporting person borrowed 1,000,000 shares of Common Stock (the "Borrowed Securities") from his spouse, Rhoda L. Chase, pursuant to a loan agreement (the "Loan Agreement") dated December 24, 1997 between the reporting person and Rhoda L. Chase. In exchange for Rhoda L. Chase lending the reporting person the Borrowed Securities, the reporting person has agreed to pay quarterly to Rhoda L. Chase a service fee (the "Service Fee") equal to six percent (6%) per annum of the average monthly market value of the Borrowed Securities pro rated over the number of days the Loan Agreement is in effect. The reporting person intends to use personal funds to pay the Service Fee. The terms of the Loan Agreement are more fully described in Item 6 hereof. Prior to such loan, the Borrowed Securities were held by Rhoda L. Chase in the brokerage account to which her Trading Authorization described in the Initial Schedule 13D relates.

     On January 14, 1998, Insurance Holdings Limited Partnership ("IHLP") returned to Rhoda L. Chase 335,000 shares of Common Stock which Rhoda L. Chase previously loaned to IHLP. The 335,000 shares of Common Stock returned to Rhoda L. Chase were deposited by Rhoda L. Chase into the brokerage account to which the Trading Authorization described in the Initial Schedule 13D relates.

Item 4.   PURPOSE OF TRANSACTION.

     The reporting person is holding all of the shares of Common Stock owned by him for investment purposes. The reporting person has pledged the Borrowed Securities to secure a loan with Comerica Bank pursuant to a security agreement (the "Security Agreement") dated December 30, 1997. The terms of the Security Agreement are more fully described in Item 6 hereto. Based on his ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to him, offers for his shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of his present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. He may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

     Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person may be deemed to beneficially own 4,007,148 shares of Common Stock (including the 1,000,000 shares of Common Stock the reporting person borrowed pursuant to the Loan Agreement and currently exercisable options (the "Options") for 6,500 shares of Common Stock), representing approximately 46.4% of the 8,637,042 shares of Common Stock reported to be outstanding as of November 17, 1997 (as reported in ACCEL's Definitive Proxy Statement dated December 18,
1997).

     This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) the 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Sandra M. Chase, the reporting person's daughter-in-law, or
(ii) 335,000 shares of Common Stock, or 3.9% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Rhoda L. Chase. Insurance Holdings Limited Partnership, a limited partnership of which Chase Insurance Corporation (a corporation owned by Rhoda L. Chase and of which the reporting person is President and a director) is the general partner and Rhoda L. Chase, Sandra M. Chase and Cheryl A. Chase are the limited partners, may be deemed to be the beneficial owner of the 335,000 shares of Common Stock referred to in clause (ii) of the immediately preceding sentence.

     (b) As described in greater detail in Item 6 hereof, the reporting person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of, the 1,000,000 shares of Common Stock he borrowed from Rhoda L. Chase during the term of the Loan Agreement. Upon the exercise of any of the Options, the reporting person will also have the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise. The reporting person shares the power to dispose or to direct the disposition of (i) 665,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by The Darland Trust (the "Trust"), a trust whose beneficiaries are Cheryl A. Chase (the reporting person's daughter) and her children, with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford Connecticut 06117. She is not employed. Arnold L. Chase is an Executive Vice President and director of D.T. Chase Enterprises ("DTCE"), a holding company for various Chase family interests. Arnold L. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. Rhoda L. Chase and Arnold L. Chase are citizens of the United States of America.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, none of Rhoda L. Chase, Arnold L. Chase or the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of Rhoda L. Chase, Arnold L. Chase or the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) No transactions in the Common Stock have been effected by or on behalf of the reporting person during the past 60 days other than the transactions described in Item 3.

     (d) As described in greater detail in Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock the reporting person has borrowed from Rhoda L. Chase during the term of the Loan Agreement. Upon the exercise of any of the Options, the reporting person will have the sole right to receive or direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise. Each of the reporting person and, with respect to (i) 665,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person borrowed the Borrowed Securities from Rhoda L. Chase pursuant to the Loan Agreement. Under the terms of the Loan Agreement, the reporting person has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Loan Agreement. In exchange for use of the Borrowed Shares, the reporting person is to pay Rhoda L. Chase the Service Fee. In addition, the reporting person is to pay to Rhoda L. Chase any cash dividends or distributions declared by ACCEL on the Common Stock during the term of the Loan Agreement. Upon the termination of the Loan Agreement, the reporting person is to deliver to Rhoda L. Chase securities that are identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes during the term of the Loan Agreement. The Loan Agreement is to terminate December 31, 2001 unless terminated sooner by one of the parties pursuant to the terms of the Loan Agreement.

          The reporting person has pledged the Borrowed Securities to secure a loan with Comerica Bank ("Comerica") pursuant to the Security Agreement. In connection with the Security Agreement, the reporting person has executed and delivered to Comerica Securities, Inc. ("CSI"), the brokerage company through which he holds the Borrowed Securities, a Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account (the "Notice to Financial Intermediary") dated December 30, 1997, informing CSI of the pledge and instructing CSI (i) not to sell, transfer or take any other action with respect to the Borrowed Securities until it receives written instructions to the contrary from Comerica and (ii) to follow the instructions of Comerica with respect to the Borrowed Securities.

     The foregoing description of the Loan Agreement, the Security Agreement and the Notice to Financial Intermediary is subject to, and is qualified in its entirety by reference to the Loan Agreement, the Security Agreement and the Notice to Financial Intermediary, each of which is filed as an exhibit to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Loan Agreement

     (2)  Security Agreement

     (3)  Notice to Financial Intermediary

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 10, 1998              /s/ David T. Chase
                                         David T. Chase